UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65500

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Etico Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1795 Route 9
(No. and Street)

Clifton Park	New York	12065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Leo	518-348-0060	jleo@eticofinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co
(Name – if individual, state last, first, and middle name)

505 N. Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

11/13/2018	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Leo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Etico Partners LLC _____, as of 12/31 _____, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CCO _____

Nancy M. Polizzi
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ETICO PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

**For the Year Ended
December 31, 2022**

(With Report of Independent Registered Public Accounting Firm Thereon)

ETICO PARTNERS, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Etico Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Etico Partners, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Etico Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Etico Partners, LLC's management. Our responsibility is to express an opinion on Etico Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Etico Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Etico Partners, LLC's auditor since 2018.

Olathe, Kansas
March 25, 2023


ETICO PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022


ASSETS

Cash	$	5,546
Deposits with brokers, dealers and clearing organizations		100,000
Receivables from brokers, dealers and clearing organizations		4,138
Accounts receivable		4,941
Prepaid deposits and expenses		17,100
Other assets		3,999
TOTAL ASSETS	$	135,724

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Commissions payable		12,636
Accounts payable, accrued expenses, and other liabilities		10,380
TOTAL LIABILITIES	$	23,016
MEMBER'S EQUITY		112,708
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	135,724


See notes to the Statement of Financial Condition


1. Organization and Nature of Business

Etico Partners, LLC (Company) is a registered broker dealer with the Securities and Exchange Commission (SEC) and member of Financial Industry Regulatory Authority (FINRA). The Company is a subsidiary of Quaestus Holdings, LLC (Parent). The Company is an introducing broker and executes and clears securities transactions and provides custody of client assets primarily through RBC Capital Markets, LLC (RBC), as clearing broker.

2. Significant Accounting and Reporting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2022 and is not necessarily indicative of the results for any future period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

Account Receivable

The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

2. **Significant Accounting and Reporting Policies, continued**

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:
- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivables, taxes payable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current year. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

2. Significant Accounting and Reporting Policies, continued

The Company has a fully disclosed clearing agreement with RBC; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with RBC. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables and once these receivables are determined to be uncollectible, they are written-off through a charge against an existing allowance account or against earnings. For financial assets measured at amortized cost, (e.g., cash equivalents and receivables from brokers, dealers, and clearing organizations), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets.

3. Transactions with Clearing Organizations

The Company has an agreement with RBC Capital Markets, LLC under which the Company utilizes the clearing, execution and other services provided by RBC. Specific services include execution of orders for the Company's customers whose accounts have been accepted by RBC; preparation and mailing of confirmations of customer accounts, preparation and mailing of summary monthly or quarterly statements, settlements of contracts and transactions in securities; engagement in all cashiering functions for customer accounts; construction and maintenance of books and records for all transactions executed and cleared through RBC. Under this agreement, the Company is required at all times to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as computed in accordance with Rule 15c3-1. The Company was in compliance with respect to this agreement at December 31, 2022.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

The Company reports receivables at net realizable value. Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2022 were as follows:

	Receivable	Payable
Receivables from and payables to brokers, dealers and clearing organizations	$ 4,138	$ -

5. Related Parties

The Company and Etico Wealth Management, LLC (Affiliate) have an executed expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. Both the Company and Affiliate share office space and personnel and are affiliated through common ownership. The Company recorded expenses under this agreement of $83,009 during 2022. Included in the total is a provision for rent which is included in "occupancy and equipment" expenses on the accompanying Statement of Operations. The Company recorded rent expense totaling $13,050 related to the shared expense with the Affiliate. The Company had a receivable due from the Affiliate of $3,734 at December 31, 2022.

6. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. During 2022, the Company received approval from FINRA to reduce the Company's required minimum net capital from $100,000 to $5,000. As such, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 1500 percent (15:1). The reduction in the Company's required minimum net capital had no impact on overall or day-to-day operations.

At December 31, 2022, the Company had net capital of $91,559 which was $86,559 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 25.14%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

7. **Subordinated Liabilities**

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2022.

8. **Restrictions on Contributed Capital**

The Affiliate made noncash capital contributions to the Company totaling $42,723 during the period ending December 31, 2022. No equity capital of the Company may be withdrawn for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing. The initial and subsequent contributions to the Company during 2022 of $19,869 and $22,854 will expire in June and December 2023, respectively. The Company is however permitted to withdraw profits earned during this restricted time period.

9. **Risk and Uncertainties**

Interest Rates and Inflation

Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

Although rising interest rates did not materially affect the Company, as the Company had no debt or investment holdings in 2022, continued volatility in the financial could create a future pull-back from investors as they process how to maneuver through these turbulent times. As such, the extent of any negative impact to the Company depends on developments which are highly uncertain and cannot be predicted.

9. **Risk and Uncertainties, continued**

    Coronavirus

    The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement in 2022, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

10. **Commitments and Contingencies**

    The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

11. **Subsequent Events**

    Management has evaluated all events or transactions that occurred after December 31, 2022 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022 financial statements.